As filed with the Securities and Exchange Commission on November 2, 2026

Investment Company Act File No. 811-23355

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Macquarie Focused Access Fund, LLC

(Name of Issuer)

Macquarie Focused Access Fund, LLC

(Name of Person(s) Filing Statement)

Class F1, Class F2, Class A and Class I Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Alex Lee
c/o Macquarie Wealth Advisers, LLC
660 Fifth Avenue
New York, New York 10103
(212) 317-9222
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.

Stradley Ronon Stevens & Young, LLP

100 Park Avenue, Suite 2000

New York, NY 10017

212-812-4125

November 2, 2026
(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by Macquarie Focused Access Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase Class F1, Class F2, Class A and Class I units of limited liability company interests of the Fund (the "Units"). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letter of Transmittal (attached as Exhibit (a)(1)(iii)), the Fund will purchase up to $281,421,060 of Units that are tendered and not withdrawn prior to the end of the day on December 1, 2026, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)            The name of the filing person is Macquarie Focused Access Fund, LLC. The investment adviser of the Fund is Macquarie Wealth Advisers, LLC (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 660 Fifth Avenue, New York, New York 10103 and the telephone number is (212) 317-9222. The Fund's Executive Officers are: Alex Lee, Principal Executive Officer; Trishamarie Chan, Principal Accounting Officer; and William J. Fink, Chief Compliance Officer. The Fund's Directors are: Mark Goldstein, Alex Lee, Kristen M. Leopold, Janet L. Schinderman, and Sharon J. Weinberg. The address of the Fund's Executive Officers and Directors is c/o Macquarie Asset Management, 660 Fifth Avenue, New York, New York 10103.

ITEM 10.	Financial Statements.

(a)         (1)            Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30e-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2025 previously filed with the SEC on Form N-CSR on July 7, 2025.

Audited financial statements for the fiscal year ended April 30, 2026 previously filed with the SEC on Form N-CSR on July 2, 2026.

(2)          The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)          Not applicable.

(4)          Net asset value per Unit of Class F1 Units, Class F2 Units, Class A Units and Class I Units of $15.03, $15.66, $21.27 and $29.50 (as of August 31, 2026), respectively.

(b)            The Fund's assets will be reduced by the value of the Units purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter of Transmittal for Clients of Morgan Stanley Wealth Management

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(a)(1)(vi)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MACQUARIE FOCUSED ACCESS FUND, LLC

By:	/s/ Alex Lee
Name:	Alex Lee
Title:	Principal Executive Officer

November 2, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter of Transmittal for Clients of Morgan Stanley Wealth Management

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(a)(1)(vi)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.